Cover Letter to Peak Fintech Group Inc. Re-filed First Quarter 2021 Financial

Statements and MD&A

Notice to reader:

Peak Fintech Group Inc. (the "Company") is hereby re-filing its first quarter 2021 financial statements (the "Q1 Financial Statements") to indicate that the Q1 Financial Statements have now been reviewed by the Company's auditor. The Company is also re-filing its MD&A for the same period.

The auditor's review of the Q1 Financial Statements became a requirement as the Q1 Financial Statements are now incorporated by reference in the Company's outstanding short form prospectus. The auditor's review did not result in any material changes to the financial statements originally filed on May 31, 2021. The review did however reveal a few minor typos in the notes section that needed to be corrected. Also, when converting the original file to PDF format prior to filing, the last note (note 20) related to Subsequent Events was cut off and did not appear in the originally filed version of the financial statements. The necessary corrections have been made in the re-filed version of the Q1 Financial Statements.

The Company also re-filed its first quarter 2021 MD&A to correct typos in the "Select Quarterly Information" table on page 5, and to make minor adjustments in the "Common Shares" and "Share Purchase Warrants" tables on pages 12 and 14 respectively.